================================================================================
                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
================================================================================

                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

[X]                 ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
                                       OR
[ ]                TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
             FOR THE TRANSITION PERIOD FROM __________ TO __________

                         COMMISSION FILE NUMBER 1-31339

================================================================================
               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN
================================================================================

                         Weatherford International Ltd.
                             515 Post Oak Boulevard
                                    Suite 600
                                Houston, TX 77027

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

                          INDEX TO FINANCIAL STATEMENTS

                            AND SUPPLEMENTAL SCHEDULE

                                                                           Page
                                                                           ----
Independent Auditors' Report                                                 2

Report of Independent Public Accountants                                     3

Financial Statements-
    Statements of Net Assets Available for Plan Benefits as of
       December 31, 2002 and 2001                                            4

    Statement of Changes in Net Assets Available for Plan Benefits
       for the Year Ended December 31, 2002                                  5

Notes to Financial Statements                                                6

Supplemental Schedule-
    Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
       as of December 31, 2002                                              11

                          INDEPENDENT AUDITORS' REPORT

The Administrative Committee of the
Weatherford International, Inc. 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Weatherford International, Inc. 401(k) Savings Plan (the Plan), as of December 31, 2002, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and the changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i, schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                    KPMG LLP

Houston, Texas
June 27, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of the
Weatherford International, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Weatherford International, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements and supplemental schedule referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i, schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Houston, Texas
May 14, 2002

NOTE: The report of Arthur Andersen LLP presented above is a copy of a previously issued Arthur Andersen LLP report and said report has not been reissued by Arthur Andersen LLP nor has Arthur Andersen LLP provided a consent to the inclusion of its report in this Form 11-K.

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 2002 AND 2001

                                                           2002             2001
                                                       -------------    -------------
ASSETS:
   Investments, at fair value                          $ 166,384,832    $ 154,548,126

   Receivables-
     Participants' contributions                           1,046,291          923,169
     Company contributions                                   358,657          303,343
     Loan repayment receivable                               257,119               --
     Pending settlement                                       13,279           97,630
     Accrued income receivable                                29,230           32,751
                                                       -------------    -------------
                             Total receivables             1,704,576        1,356,893
                                                       -------------    -------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                 $ 168,089,408    $ 155,905,019
                                                       =============    =============

   The accompanying notes are an integral part of these financial statements.

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2002

ADDITIONS:
   Net appreciation in fair value of common stock                  $   3,362,866
   Interest income                                                       694,958
   Dividend income                                                     3,905,619
                                                                   -------------
                                                                       7,963,443
   Contributions-
     Participants                                                     17,230,950
     Company                                                           5,524,922
     Rollover                                                          2,751,717
                                                                   -------------
                                                                      25,507,589
   Transfers from other plans                                         11,913,197

                                           Total additions            45,384,229
                                                                   -------------
DEDUCTIONS:
   Net depreciation in fair value of collective trusts             $   4,058,542
   Net depreciation in fair value of mutual funds                     13,245,896
   Benefits paid to participants and beneficiaries                    15,839,773
   Administrative fees                                                    55,629

                                           Total deductions           33,199,840
                                                                   -------------
NET INCREASE                                                          12,184,389

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year            155,905,019
                                                                   -------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year                $ 168,089,408
                                                                   =============

   The accompanying notes are an integral part of these financial statements.

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001

1. DESCRIPTION OF THE PLAN:

The following description of the Weatherford International, Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established by the board of directors (the Board of Directors) of Weatherford International, Inc.

The Board of Directors appointed a committee (the Administrative Committee) to administer the Plan. Merrill Lynch Trust Company (Merrill Lynch) serves as asset custodian and trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective June 26, 2002, Weatherford International Ltd. (the Company) became the parent holding company of Weatherford International, Inc. following a corporate reorganization. Weatherford International, Inc. continues to exist as an indirect, wholly owned subsidiary of the Company. The Company and its subsidiaries continue to conduct the business previously conducted by Weatherford International, Inc. and its subsidiaries. The reorganization did not result in any changes to the Plan. Upon consummation of the merger, the shares of Weatherford International, Inc.'s common stock automatically converted into the right to receive Weatherford International Ltd. common shares (Common Shares). In the merger, Common Shares were issued to holders of Weatherford International, Inc. common stock. In the financial statements for all periods presented, Weatherford International, Inc.'s common stock and Weatherford International Ltd.'s common shares will be referred to as Common Shares.

Effective January 1, 2001, the Plan document was amended and restated.

Eligibility

All employees, other than employees who are subject to collective bargaining agreements and have not bargained to participate, employees who are nonresident aliens and receive no U.S.-source income from the Company and employees who are members of other retirement plans sponsored by the Company or one of its subsidiaries outside the United States, are eligible to participate in the Plan on their dates of hire but are not eligible to participate for purposes of the Company's matching or discretionary contributions until the employee has completed one year of continuous service.

Contributions

An eligible employee may elect to contribute by payroll deductions to the Plan on a pre-tax and/or after-tax basis subject to certain limitations, up to 16 percent of his or her considered compensation, as defined by the Plan. The combination of employee contributions cannot exceed 16 percent of considered compensation, as defined by the Plan. In addition, participants may contribute amounts representing rollovers from other qualified plans.

Effective January 1, 2002, under the terms of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), employees who are eligible to make elective deferrals under the Plan and who have attained the age of 50 before the close of the Plan year are permitted to make catch-up contributions subject to certain limitations. No matching contributions shall be made with respect to the catch-up contributions.

The Company shall make matching contributions equal to 50 percent of the participant's pre-tax contributions up to 6 percent of considered compensation, as defined by the Plan. Effective July 1, 2001, the Company changed the definition of considered compensation used to calculate the Company match from eligible base earnings to eligible gross earnings which includes overtime, bonuses and commissions but does not include relocation or severance pay. The Company, solely at the discretion of the Board of Directors, may make additional discretionary contributions. There were no discretionary contributions made for the year ended December 31, 2002.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contributions, an allocation of the Company's discretionary contribution, if any, and Plan earnings or losses thereon. Earnings or losses are allocated by investment based on the ratio of the participant's account invested in a particular investment to all participants' accounts in that investment.

Investment Options

Participants may invest in any of ten mutual funds, two collective trusts, a money market account and Common Shares. Shares of Grant Prideco, Inc. common stock received as a result of a prior transaction may be sold and reinvested in other investment options, but no additional shares may be purchased.

Each participant who has invested in Common Shares has the right to vote the shares in his or her account with respect to any matter that comes before the shareholders for a vote.

Vesting

Participants are immediately vested in their elective deferral account, rollovers from other qualified plans, the participant's Company match and discretionary contribution accounts.

Expenses of the Plan

During 2002, administrative fees incurred by the Plan were paid by the Company, except for participant loan fees, which were paid from the account of the participant requesting the loan.

Participant Loans

Participants may borrow from their vested account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance in the preceding one year period or one half of the fair market value of the participant's vested account balance. Loan maturity dates range from one year to five years except when the loan is used to purchase a participant's principal residence. In the case of home loans, all such loans are required to be repaid within ten years. The loans are fully secured by a pledge of the participant's vested account balance and bear interest at the prime rate as reported in The Wall Street Journal or at a rate determined by the Administrative Committee.

Withdrawals and Terminations

A participant may withdraw the value of his or her after-tax contributions or rollover contributions to the Plan at any time and for any reason during the year, with a minimum withdrawal of $500. The participant's pre-tax contributions and Company contributions will be available to a participant who has attained age 59-1/2 or in the event of severe and immediate financial hardship. Withdrawals based on financial hardship result in a suspension of employee contributions for 6 months.

In the event of normal retirement, total and permanent disability or death while actively employed, the full value of the participant's account balance will be distributed to the participant or his or her beneficiary as a lump sum. Upon termination of employment, the participant's entire account balance will be available for withdrawal. If the participant's account balance is less than $5,000, the participant is paid a lump-sum payment as soon as practicable after his or her termination date. Certain benefits related to other forms of payment are protected by the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements are prepared and presented in accordance with the accrual method of accounting. Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrative Committee to use estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The fair value of investments in collective trusts is based on the market value of their underlying assets as determined by the investment issuer. Investments in mutual funds and common stocks are reported at fair market value based on quoted market prices. Participant loans receivable are stated at cost, which approximates fair value.

Investment income (loss) is recorded when earned. Purchases and sales of securities are recorded on a trade-date basis. Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in the fair value of investments are shown as net depreciation in fair value of collective trusts and mutual funds on the statement of changes in net assets available for plan benefits. Realized gains (losses) on the sale of common stock and unrealized appreciation (depreciation) in the fair value of common stock are shown as net appreciation in fair value of common stock on the statement of changes in net assets available for plan benefits. No dividends were paid on the Company's Common Shares during 2002.

For the years ended December 31, 2002 and 2001, certain of the mutual funds may have utilized foreign currency exchange contracts and/or invested in futures contracts.

Guaranteed Investment Accounts

The Merrill Lynch Retirement Preservation Trust is a collective trust fund investing primarily in guaranteed investment contracts (GICs), synthetic GICs and U.S. Government securities. The GICs are fully benefit-responsive and are recorded at contract value, which approximates fair value. Contract value is determined based on contributions made under the contract plus interest earned at the contract's rate less funds used to pay investment fees and withdrawals. The interest rate was 5.68 percent and 6.26 percent at December 31, 2002 and 2001, respectively. The effective yield of the collective trust fund was 5.89 percent for the year ended December 31, 2002.

3. INVESTMENTS:

The following presents investments that represent 5 percent or more of the Plan's net assets available for plan benefits at December 31,:

                                                                                2002
                                                                            ------------
Merrill Lynch Retirement Preservation Trust                                 $ 51,632,185
Common Shares of Weatherford International Ltd.                               18,822,558
Davis New York Venture Fund, Inc. (Class A)                                   17,983,429
Merrill Lynch Equity Index Trust                                              13,675,657
Merrill Lynch Balanced Capital Fund, Inc. (Class A)                           13,090,922
Merrill Lynch Corporate Bond Intermediate Term Portfolio - (Class A)          11,988,401
Participant Loans                                                              8,735,331

                                                                    2001
                                                                ------------
Merrill Lynch Retirement Preservation Trust                     $ 36,156,938
Common Shares of Weatherford International Ltd.                   23,589,927
Davis New York Venture Fund, Inc. (Class A)                       21,186,571
Merrill Lynch Equity Index Trust                                  17,176,853
Merrill Lynch Balanced Capital Fund, Inc. (Class A)               15,289,130
Phoenix-Engemann Small and Mid Cap Growth Fund (Class A)           8,809,044

4. ASSETS TRANSFERRED FROM OTHER PLANS:

During 2002, account balances of participants totaling $59,819 were transferred to the Plan from the Robison Services, Inc. 401(k) Plan & Trust.

In conjunction with the November 30, 2001, acquisition of Johnson Screens, the Plan accepted transfers in the amounts of $10,689,699, $519,835, $583,131 and $60,713 on January 18, 2002, January 24, 2002, March 19, 2002 and March 27,
2002, respectively.

Also related to the Johnson Screens acquisition, the Plan was amended effective January 1, 2002, to permit participation of certain collectively bargained employees who were previously employed by United States Filter Corporation. The amendment generally provides for those employees to defer into the Plan up to 18 percent of their eligible compensation and to receive a matching contribution equal to 50 percent of their deferrals, up to 7 percent of eligible compensation. The amendment also provides for vesting of matching contributions in increments of 33 1/3 at the end of the first and second years of service and full vesting after three years of service. There are currently no employees eligible to defer compensation or receive matching contributions under the provisions of this amendment.

5. RISKS AND UNCERTAINTIES:

The Plan provides for various investments in collective trusts, mutual funds, a money market fund and Common Shares. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

6. TAX STATUS:

The Plan obtained its latest determination letter on September 11, 2002, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the Code). The Plan has been amended since receiving the determination letter. The Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Administrative Committee believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2002 and 2001. The Administrative Committee filed for a new determination letter from the IRS on April 7, 2003.

7. RELATED-PARTY TRANSACTIONS:

Certain Plan investments are Common Shares of Weatherford International Ltd. and mutual funds and collective trusts managed by Merrill Lynch. Merrill Lynch is the trustee and asset custodian of the Plan and Weatherford International, Inc. is the Plan sponsor; therefore, these transactions qualify as party-in-interest transactions.

8. CHANGES TO FUND NAMES

Effective March 19, 2002, the Pilgrim International Small Cap Growth Fund was renamed the ING International Small Cap Growth Fund. Effective May 31, 2002, the Mercury Hotchkis and Wiley International Value Fund Class I was renamed the Mercury International Value Fund Class I.

9. SUBSEQUENT EVENT

In conjunction with the October 23, 2002 acquisition of Clearwater International, the Plan accepted transfers in the amounts of $779,477 and $27,946 on April 1, 2003 and April 11, 2003, respectively.

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

        SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR) (a)

                             AS OF DECEMBER 31, 2002

                                                                                                       Principal
                                                                                                        Number
                                                                                                       of Units/        Current
         Identity of Issue                               Description of Investment                      Shares           Value
--------------------------------------    --------------------------------------------------------   -------------   -------------
COLLECTIVE TRUSTS:
   *Merrill Lynch Trust Company           Merrill Lynch Equity Index Trust                                 218,287   $  13,675,657
   *Merrill Lynch Trust Company           Merrill Lynch Retirement Preservation Trust                   51,632,185      51,632,185
                                                                                                                     -------------
                                                        Total collective trusts                                         65,307,842
                                                                                                                     -------------

MUTUAL FUNDS:
   AIM Funds                              AIM Balanced Fund (Class A)                                       49,244       1,024,761
   Davis Venture Group                    Davis New York Venture Fund, Inc. (Class A)                      858,808      17,983,429
   Mercury International Value Fund of    Mercury International Value Fund (Class I)                       248,452       4,121,823
    Mercury Funds II
   Massachusetts Investors                Massachusetts Investors Growth Stock Fund (Class A)              146,236       1,349,759
   *Merrill Lynch Trust Company           Merrill Lynch Balanced Capital Fund, Inc. (Class A)              588,092      13,090,922
   *Merrill Lynch Trust Company           Merrill Lynch Corporate Bond Intermediate Term Portfolio
                                          (Class A)                                                      1,036,163      11,988,401
   *Merrill Lynch Trust Company           Merrill Lynch Global Allocation Fund, Inc. (Class A)             475,482       5,434,755
   Phoenix Investment Partners            Phoenix-Engemann Small and Mid Cap Growth Fund (Class A)         426,663       7,880,462
   ING International                      ING International Small Cap Growth Fund (Class A)                 52,295         980,017
   State Street Research                  State Street Research Aurora Fund (Class A)                      211,840       5,465,463
                                                                                                                     -------------
                                                        Total mutual funds                                              69,319,792
                                                                                                                     -------------
COMMON STOCKS:
   *Weatherford International Ltd.        Common Shares of Weatherford International Ltd.                  471,389      18,822,558
   Grant Prideco, Inc.                    Common stock of Grant Prideco, Inc.                              243,461       2,833,894
                                                                                                                     -------------
                                                        Total common stocks                                             21,656,452
                                                                                                                     -------------
MONEY MARKET ACCOUNT:
   *Merrill Lynch Trust Company           Merrill Lynch U.S.A. Government Reserves                       1,322,055       1,322,055
                                                                                                                     -------------
                                                        Total money market account                                       1,322,055
                                                                                                                     -------------
OTHER:
   *Merrill Lynch Trust Company           Cash, interest-bearing                                     $      43,360          43,360
   *Participant loans                     Interest rates from 5.25% to 10.5% per annum               $   8,735,331       8,735,331
                                                                                                                     -------------
                                                        Total assets                                                 $ 166,384,832
                                                                                                                     =============

*Identified party in interest.
(a)See accompanying Independent Auditors' Report

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      WEATHERFORD INTERNATIONAL, INC.
                                           401(k) SAVINGS PLAN

Date: June 27, 2003                   /s/ Jon R. Nicholson
      -------------                   ---------------------------------------
                                      Jon R. Nicholson
                                      Senior Vice President, Human Resources
                                      For Weatherford International, Inc. and
                                      Weatherford International Ltd., and
                                      Administrative Committee Member

                                INDEX TO EXHIBIT

  EXHIBIT
  NUMBER                              DESCRIPTION
  -------      ----------------------------------------------------------------
     23.1      Independent Auditors' Consent
     99.1      Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
     99.2      Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.